SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated October 30, 2003 announcing the Aventis third quarter results for 2003.

Press release

Your Contacts:
Tony Roddam	Nathalie Jecker
Aventis Global Media Relations	Aventis Global Media Relations
Tel.: +33 3 88 99 11 38	Tel.: +33 3 88 99 11 16
Tony.Roddam@Aventis.com	Nathalie.Jecker@Aventis.com

AVENTIS REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS FOR 2003

Aventis delivers strong core business sales and earnings growth

•             Q3 core business sales activity (excluding currency impact) increases 8.3% to € 4.259 billion

•             Q3 U.S. sales activity rises 12.2% to € 1.696 billion, representing 39.8% of core business sales

•             Q3 core business net income up 14.2% to € 640 million and earnings per share rise 15.5% to € 0.82

Strategic brands and vaccines grow 18.4% on an activity basis in Q3

•             Lovenox sales activity advances 26.0% due to ongoing strong U.S. sales performance

•             Allegra sales activity declines 7.8% in U.S. due mainly to impact of increasing OTC competition

•             Taxotere sales activity remains robust with 20.9% growth, new indications to help fuel growth

•             Delix/Tritace sales activity up 24.0%, growth due to acknowledged cardiovascular benefits

•             Lantus sales activity surges 76.3%, now launched in more than 20 countries, including France

•             Actonel Aventis sales double, outstanding performance from once-weekly dose

•             Human vaccines sales climb 26% due to early influenza vaccine availability, pediatric combinations

Aventis set for wave of new product submissions in late 2003

Aventis maintains 2003 EPS guidance

“We are satisfied with our performance in the third quarter and our ability to deliver continued sustained top-line and earnings growth. Our strategic brands and vaccines grew by more than 18% in the third quarter, despite the increasing competitive pressure on Allegra, and they now represent 66% of our total core business sales. For the full year, we remain on track to achieve our target of earnings percentage growth in the mid to high teens despite adverse exchange rate developments,” said Igor Landau, Chairman of the Management Board.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com

Address for visitors: 16, Avenue de l’Europe · Espace Européen de l’Entreprise · F-67300 Schiltigheim

Strasbourg, France, October 30, 2003

CONSOLIDATED GROUP RESULTS

Aventis consolidated group sales were € 13.130 billion for the first nine months of 2003 compared to € 15.781 billion for the same period in 2002. The sales decline was mainly due to the inclusion in the group’s 2002 financial results of sales by Aventis CropScience and Aventis Animal Nutrition, which were divested during the first half of 2002, and to the weakening of some currencies against the euro. Group net income for the first nine months of 2003 was € 1.444 billion compared to € 2.061 billion in the same period of 2002, which included the net gain related to the Aventis CropScience and Aventis Animal Nutrition divestments. Consolidated earnings per share (EPS) were € 1.83 compared to € 2.60.

CORE BUSINESS OVERVIEW

Sales of the core business (prescription drugs, human vaccines, 50% equity interest in the animal health joint venture Merial, and corporate activities) on an activity basis (excluding currency translation effects) increased 8.3% to € 4.259 billion in the third quarter and rose 6.2% to € 12.400 billion for the first nine months of 2003. Core net income rose 14.2% to € 640 million from € 560 million in the third quarter of 2002, while nine-month net income was € 1.728 billion, an increase of 15.4% from € 1.498 billion in the year-ago period. Earnings per share (EPS) in the third quarter increased 15.5% to € 0.82 from € 0.71 despite the ongoing negative impact of adverse exchange rate developments. For the first nine months of 2003, EPS rose 16.1% to € 2.19.

Nine months 2003	Nine months 2002	Total variance	AVENTIS CORE BUSINESS KEY FIGURES (1) (2) (in € million , except EPS)	Q3 2003	Q3 2002	Total variance
€12,400	€13,033	-4.9%	Sales	€4,259	€4,234	0.6%
		6.2%	Activity variance(3)			8.3%
€1,728	€1,498	15.4%	Net income	€640	€560	14.2%
€2.19	€1.89	16.1%	EPS (in €)	€0.82	€0.71	15.5%

(1)                        Not subject to a review by the auditors

(2)                        Aventis core business comprises activities that the Group considers to be strategic and intends to retain. It includes prescription drugs, human vaccines, a 50% equity interest in the Merial animal health joint venture and corporate activities.

(3)                        Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

“Our strategy to focus our pipeline on targeted disease areas – particularly diabetes, oncology and vaccines – is making progress. Earlier this year, we submitted the fast-acting insulin Apidra for approval in the EU and U.S. After obtaining positive initial phase III trial results for the cancer drug Genasense in malignant melanoma the NDA submission to the FDA was initiated in September. Two other compounds are slated for regulatory submission by the end of 2003 – the asthma therapy Alvesco and the meningococcal meningitis vaccine Menactra, all of which are expected to help secure our mid-term growth,”  Landau said.

Note: Unless otherwise stated, all references below to sales growth are on an activity basis, i.e. excluding currency translation effects.

In the third quarter core business net sales rose 8.3% to € 4.259 billion. Reported core business sales rose 0.6%, as changes in the valuation of foreign currencies relative to the euro during the third quarter led to a 7.7 percentage point (p.p.) decline in sales. This was mainly attributable to the weakness of the U.S. dollar, which accounted for 5.8 percentage points of the negative impact on sales.

Sales of strategic brands and human vaccines in the third quarter amounted to € 2.824 billion, an 18.4% increase from the year-ago period, and accounted for 66.3% of total core business sales. Strategic brand sales rose 16.7% to € 2.272 billion in the third quarter, while human vaccines sales were € 551 million, a 26.0% increase over the year-ago period. This increase was due mainly to higher sales of influenza vaccines in the United States amid early product availability as well as growth in pediatric combination vaccines.

Sales of non-strategic products in the core business portfolio declined approximately 8% on an activity basis. Sales of this group of products, many of which do not receive marketing support, have been declining mainly due to the impact of changes in government healthcare policies, primarily in Europe, that include cost-containment measures.

In the United States, core business sales rose 12.2% to € 1.696 billion in the third quarter, accounting for 39.8% of total core business sales. Strategic brands and vaccines accounted for approximately 87% of total U.S. core business sales. The oncology drug Taxotere and the anti-thrombotic agent Lovenox/Clexane, along with the once-daily basal insulin Lantus and the human vaccines business, contributed significantly to the ongoing double-digit sales expansion in the U.S., helping to offset the impact of a 7.8% decline in third-quarter sales of the allergy drug Allegra.

In France, third-quarter sales fell 1.5% to € 543 million, as higher sales of strategic brands – led by the cardiovascular agent Delix/Tritace as well as Lovenox/Clexane and Taxotere – failed to offset lower sales of non-strategic products that have been negatively affected by changes in the country’s healthcare policy. In Germany, sales declined 0.9% to € 263 million in the third quarter despite robust double-digit sales growth for Lantus, Taxotere and Lovenox/Clexane due to increasing pressures from government healthcare cost reduction measures. In the rest of Europe, all countries in the region recorded steady to higher sales as Lantus continued its excellent performance in the United Kingdom and rapid acceptance in Italy, Austria, the Netherlands and Nordic countries.

In Japan, third-quarter sales were up 0.8% at € 191 million as sales of the osteoporosis agent Actonel as well as Allegra, Taxotere and the oral anti-diabetic agent Amaryl offset lower sales in the rest of the portfolio. Aventis received regulatory approval for Lantus and the antibiotic Ketek in this country in October, and intends to launch these products by the end of 2003 or early 2004 following the completion of pricing discussions with regulators.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND HUMAN VACCINES (1)

(in € million)

Nine months 2003	Nine months 2002	Activity variance(2)		Q3 2003	Q3 2002	Activity variance(2)
1,324	1,535	2.3%	Allegra/Telfast global sales	404	485	-6.2%
1,101	1,302	1.3%	U.S. sales	349	428	-7.8%
1,209	1,165	19.0%	Lovenox/Clexane global sales	410	356	26.0%
744	765	16.6%	U.S. sales	254	227	27.3%
1,021	917	27.0%	Taxotere global sales	355	321	20.9%
554	507	31.0%	U.S. sales	191	176	23.4%
775	669	21.9%	Delix/Tritace global sales (Not sold by Aventis in the U.S.)	271	224	24.0%
327	205	84.6%	Lantus global sales	129	82	76.3%
243	164	77.6%	U.S. sales	90	66	57.3%
53	26	114.2%	Ketek global sales (Not yet sold by Aventis in the U.S.)	15	11	39.4%
130	80	81.4%	Actonel sales consolidated by Aventis(3) (U.S. sales consolidated by P&G)	49	25	102.0%
1,234	1,130	24.4%	Human vaccines sales consolidated by Aventis(4)	551	487	26.0%
731	669	31.0%	U.S. sales	346	311	29.3%

(1)                                 Not subject to a review by the auditors

(2)                                  Excluding currency translation effects

(3)                                  Cooperation with Procter & Gamble; Actonel sales as consolidated by Aventis including sales in Japan

(4)                                  Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

N.S.                        Not significant

Allegra/Telfast (fexofenadine): Sales of the non-sedating allergy medication declined 6.2% in the third quarter due to a slowdown in the United States, where sales fell 7.8%. For the first nine months of the year, worldwide sales were up 2.3%, while sales in the U.S. rose 1.3%. The sales growth for the first nine months of 2003 was roughly in line with a 2.6% increase in total prescriptions for Allegra compared to the same period in 2002.

Allegra sales in the third quarter were negatively affected primarily by greater availability of competing over-the-counter (OTC) branded and private-label loratadine (Claritin) products in the U.S. during 2003, which reduced overall sales of prescription non-sedating antihistamines. In this competitive market, Allegra maintained its leading market share position, on a total prescription basis.

The scheduled trial date for lawsuits filed against five companies seeking to market generic versions of Allegra currently remains set for September 2004. All five lawsuits are pending in the U.S. District Court for New Jersey. Aventis has been notified that one of these companies, Dr. Reddy’s Laboratories, has recently filed a Section 505(b)(2) application with the FDA seeking authorization to produce and market versions of Allegra 30, 60, and 180 mg tablets, as well as an ANDA seeking authorization to market a generic version of Allegra-D.

A Section 505(b)(2) application is a type of New Drug Application (NDA) in which the full reports of investigations showing safety and efficacy that are required for approval are supplied through reference to clinical studies that the applicant did not conduct and for which the applicant has not obtained a right of reference or use. This type of application is not used to seek approval of traditional, generically substitutable versions of brand-name drugs. The notice Aventis received regarding Dr. Reddy’s application did not reveal how this filing differs from Dr. Reddy’s previous ANDA filings. However, a Section 505(b)(2) application may be used to seek approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug, or OTC versions of prescription drugs. Aventis, which holds multiple method of use, formulation, process and composition patents with respect to Allegra, has filed a patent infringement lawsuit against Dr. Reddy’s in response to Dr. Reddy’s 505(b)(2) filing and intends to vigorously protect and enforce its intellectual property rights. Under current law, the FDA is now prevented from approving Dr. Reddy’s Section 505(b)(2) application for 30 months, or until an earlier court decision adverse to Aventis in the patent litigation lawsuit. With regard to the ANDA filing for Allegra-D, Aventis is currently reviewing its legal options.

Lovenox/Clexane (enoxaparin sodium): Sales of the anti-thrombotic agent rose 27.3% in the U.S. in the third quarter, while global sales rose 26.0%. Increased sales and marketing efforts aimed at replacing unfractionated heparin was the primary driver of the improved U.S. performance. Lovenox has steadily increased its market share for use in medical patients at risk of deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome, its two key growth-driver indications.

Taxotere (docetaxel): The world’s leading chemotherapy agent, based on sales, recorded a 20.9% increase in worldwide sales for the third quarter, while U.S. sales advanced 23.4%. New clinical data presented at the ECCO 2003 congress in September, which demonstrated a significant survival benefit for metastatic breast cancer patients receiving Taxotere over paclitaxel, is expected to help accelerate sales growth. More importantly, clinical data will be presented at the San Antonio Breast Cancer Symposium at the Late Breaking Clinical Trial Session (December 5, 2003) that reports on the second interim analysis of the TAX 316 study evaluating the use of Taxotere in adjuvant breast cancer. Data from these two studies are expected to fuel Taxotere’s growth in the breast cancer market. New indications for Taxotere for adjuvant breast cancer, prostate cancer and gastric cancer are also expected to be submitted for U.S. and EU regulatory approval in late 2003 or early 2004.

Delix/Tritace (ramipril): The ACE inhibitor remains on track to achieve blockbuster status in 2003 after sales increased 24.0% in the third quarter. Increasing use among people with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events has been the primary reason for the ongoing growth.

Lantus (insulin glargine): Sales of the long-acting insulin remained strong, rising 76.3% worldwide in the third quarter. Supported by activities at the International Diabetes Foundation (IDF) meeting in August, marketing of Lantus has begun in more than 20 countries, including France, since the start of 2003. Lantus has expanded its position as the leading insulin brand in the United States, claiming 20.4% of new prescriptions and 19.6% of total prescriptions in the total U.S. insulin market in August 2003, according to IMS Health.

Ketek (telithromycin): Sales of the world’s first ketolide antibiotic rose 39.4% in the third quarter, helped by a renewed marketing effort with emphasis on comparison to first-line therapy agents that highlights Ketek’s targeted spectrum of activity for mild to moderate respiratory tract infections. In October 2003, Aventis submitted a response to a second “approvable letter” issued by the FDA in January 2003. Assuming a standard period of regulatory review from this point forward, Aventis currently anticipates gaining U.S. regulatory approval for Ketek by the end of the second quarter 2004.

Actonel (risedronate): An ongoing improvement in sales of the once-weekly version in the U.S. and Europe helped to advance overall sales of the osteoporosis treatment. Total Alliance sales with partner Procter & Gamble Pharmaceuticals were € 197 million in the third quarter, an increase of 68% from the same period in 2002. Sales consolidated by Aventis amounted to € 49 million in the third quarter, doubling from the year-ago period and helped primarily by the rapid growth of Actonel in Japan following its launch in September 2002.

Human vaccines sales rose 26.0% in the third quarter, as the early availability of influenza vaccines positively impacted performance. Among the other key drivers was the ongoing strong sales of the trivalent pediatric vaccine Daptacel in the U.S. due to its synergies with the country’s immunization schedule and increased sales of adult booster vaccines due to the availability of larger supplies earlier than in 2002. International sales were higher as strong sales of influenza vaccines in Asia helped offset reduced sales of vaccines for endemic regions and meningitis vaccines. Sales in Europe by the Aventis Pasteur MSD joint venture, which are not consolidated by Aventis, were € 209 million in the third quarter, after € 210 million in the same period in 2002.

AVENTIS SET FOR WAVE OF NEW PRODUCT SUBMISSIONS IN LATE 2003

Aventis plans to complete the regulatory submissions for three new products before the end of 2003 following the submission of Apidra, a rapid-acting insulin, in the U.S. and EU during the second quarter.

Alvesco (ciclesonide) is an inhaled corticosteriod that is anticipated to offer excellent efficacy and improved safety compared to existing medications for the treatment of asthma. Aventis is co-developing this compound with Altana Pharma in the U.S. for use in both adults and children, and Aventis is responsible for the U.S. regulatory filing.

Genasense (oblimersen sodium) is the first targeted pro-apoptotic agent specific to Bcl-2, a critical protein in the pathway of cell death (apoptosis). Genasense enhances the effectiveness of anticancer therapy in solid and liquid tumors by blocking the production of Bcl-2, facilitating cell death by anticancer therapies. Based upon data from the phase III pivotal trial, in patients with metastatic melanoma who received Genasense plus dacarbazine , Aventis and Genta have begun submission of a new drug application (NDA) to the FDA for approval of Genasense for use in the treatment of metastatic melanoma.  The formal scientific presentation of these results will be made at the 6th Annual Perspectives in Melanoma Meeting in Miami, Florida, on November 14, 2003. Additional phase III clinical trials studying the efficacy of Genasense in combination with chemotherapy in chronic lymphocytic leukemia (CLL) and multiple myeloma have completed accrual. Genasense is currently the subject of over 20 additional studies sponsored by the U.S. National Cancer Institute (NCI).

Menactra, the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), is planned to be submitted for U.S. regulatory approval for use in children age 11 and older as well as adults by the end of 2003. A submission for use in children ages 2-11 is planned for 2004, while a submission for ages 2-55 in the EU is also planned for 2004. Menactra is expected to offer a longer-lasting immune response against meningococcal meningitis, considered the most deadly form of the three main types of meningitis.

CORE BUSINESS PROFITABILITY ANALYSIS

Gross margin as a percentage of core business sales declined to 73.5% in the third quarter from 73.6% in the year-ago period. Excluding the impact of currencies, the gross margin would have risen 0.8 percentage points to 74.4% for the third quarter due to increased sales of higher-margin human vaccines and prescription drugs.

Selling, general and administrative expenses and other revenues net related to the core business were € 1.219 billion in the third quarter (28.6% of sales) compared to € 1.254 billion (29.6% of sales) in the year-ago period. Excluding currency translation effects, SG&A and other revenues net increased 3.7%. Foreign exchange gains and losses accounted for a loss of € 20 million in the third quarter compared to a gain of € 33 million in the year-ago period.

Research and development spending in the core business totaled € 718 million (16.9% of sales) compared to € 736 million (17.4% of sales) in the third quarter of 2002, an increase of 5.4% excluding currency translation effects. R&D expenses included € 87 million of milestone payments made in the third quarter  in connection with new product inlicensing and development collaborations, including an agreement with Regeneron, for a targeted anti-cancer therapy.

Restructuring expenses related to the core business amounted to € 84 million in the third quarter compared to € 4 million in the year-ago period.

Equity in earnings of affiliated core business companies amounted to € 75 million in the third quarter compared to € 63 million in the year-ago period. Sales by the Merial animal health joint venture (with Merck & Co.) were € 470 million in the third quarter, up 12% from the year-ago period on an activity basis.

EBITA (operating profit before goodwill amortization plus equity in earnings of affiliated companies) for the core business amounted to € 1.184 billion in the third quarter compared to € 1.182 billion in the year-ago period. This includes € 95 million in costs related to an ongoing productivity enhancement plan and the € 87 million in milestone payments in connection with new product inlicensing and development collaborations.  Excluding the currency translation impact, EBITA growth would have been 14.6%. The EBITA margin as a percentage of sales decreased 0.1 percentage points to 27.8% in the third quarter from 27.9% in the year-ago period.

Miscellaneous non-operating income and expenses related to the core business amounted to a loss of  € 26 million compared to a loss of € 76 million in the year-ago period due to lower impairments for biotechnology investments and legal provisions taken in the 2002 third quarter for previously divested products.

Net income of the core business increased 14.2% to € 640 million from € 560 million in the third quarter of 2002, while earnings per share (EPS) rose 15.5% to € 0.82 from € 0.71 in the year-ago period. Before goodwill amortization, EPS rose 10.9% to € 0.97 from € 0.87 in the year-ago period. Costs related to the productivity enhancement plan initiated at the start of 2003 negatively impacted EPS by € 0.08 in the third quarter of 2003.

NON-CORE BUSINESS PROFITABILITY ANALYSIS

Non-core business sales were € 254 million in the third quarter of 2003 compared to € 250 million in the year-ago period. The therapeutic proteins business Aventis Behring achieved third-quarter sales of € 249 million, which were flat compared to the year-ago period. Sales for the first nine months of 2003 were down 1% to € 712 million, due mainly to pricing pressures on some products offered by Aventis Behring. Aventis is continuing exclusive negotiations with CSL Ltd. of Australia concerning the divestment of this business.

Non-core EBITA in the third quarter was a gain of  € 27 million compared to a gain of € 46 million in the year-ago period.

Non-core net income was a loss of  € 9 million in the third quarter compared to a gain of € 13 million in the year-ago period.

AVENTIS ACCELERATING SHARE REPURCHASE PROGRAM

During the first nine months of 2003, Aventis had repurchased 13.2 million of its shares, or 1.9% of the trading volume, including approximately 8 million shares during the third quarter. Aventis held approximately 20.1 million of its own shares at the end of the third quarter, representing 2.5% of the company’s share capital of  799,474,490 shares. The average number of outstanding shares in the third quarter of 2003 was 784.1 million. Shares are purchased on the open market or in privately negotiated transactions, from time to time, based on market conditions. The repurchased shares, which are being used for general corporate purposes, are booked against stockholders’ equity and are excluded from earnings per share (EPS) calculations.

OUTLOOK: AVENTIS ON TRACK TO ACHIEVE CORE EPS GROWTH OBJECTIVES

For the full year, Aventis expects core business earnings per share growth in the mid to high-teens. Due to a slowdown in the overall U.S. pharmaceutical market, including antihistamines, and coupled with healthcare reform initiatives in Europe, sales growth is expected to be around 6% on a full-year basis.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com. The press releases, IR presentation and links to live and on-demand audiocasts are available at www.aventis.com/2003Q3.

PLEASE NOTE: Aventis will report its full-year 2003 results on February 5, 2004.

Definition of EBITA

EBITA is an unaudited non-GAAP measure that we define as operating income (loss), excluding goodwill amortization, plus equity in earnings from affiliated companies. We have included EBITA information because it is one of the measurements we use to assess our financial performance. Our EBITA may not be comparable to EBITA as defined by other companies. We believe EBITA is a measure commonly used by financial analysts and others in the pharmaceutical industry.

Definition of EPS

Basis EPS before goodwill amortization is an unaudited non-GAAP measure that we define as basic earnings per share(EPS) excluding goodwill amortization. We have included basic EPS before goodwill amortization since we consider this measurement to be relevant to an understanding of the performance of our activities.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement. .  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of ALTANA Pharma AG; Genasense, a trademark of Genta Inc.

Aventis (1)

All Consolidated Businesses (French GAAP)

Consolidated Income Statement Q3 2003

YTD 2003	YTD 2002	in million €	Q3 / 2003	Q3 / 2002

13,130	15,781	Net sales	4,508	4,477

(3,725)	(4,868)	Cost of goods sold	(1,307)	(1,270)

71.6%	69.2%	Gross margin (as % of sales)	71.0%	71.6%

(3,899)	(5,398)	SG&A and other operating Inc. / Exp.	(1,265)	(1,308)
(2,157)	(2,533)	Research & Development	(731)	(761)
(148)	(34)	Restructuring	(84)	(5)
(364)	(799)	Goodwill amortization	(120)	(134)

2,839	2,150	Operating profit	1,001	999

61	237	Equity in earnings of affiliated companies	91	96
(120)	(261)	Interest expenses	(40)	(46)
(329)	1,349	Miscellaneous non oper. inc. / and exp.	(40)	(95)

2,451	3,475	Income before tax	1,011	954

(931)	(1,279)	Tax	(364)	(351)

(30)	(70)	Minority interests	(7)	(9)
(45)	(65)	Preferred remuneration	(9)	(21)

1,444	2,061	Net Income	631	573

788,425,066	793,252,821	Average number of outstanding shares	784,137,908	792,791,999

1.83	2.60	EPS in € per share	0.80	0.72

2.29	3.61	EPS before goodwill amortization in € per share	0.96	0.89

(1) Not subject to a review by the auditors

Strategic Activities

The core business comprises activities  that the Group considers to be strategic and intends to retain. It includes Prescription Drugs, Human Vaccines, our 50% equity interest in Merial (animal health) (accounted for under the equity method) and some Corporate activities (mainly insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. In 2003 our non-core activities include Aventis Behring and our interests in the chemical companies, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interests in the specialty chemical company Clariant and our 15.3% interest in Rhodia (after May 2nd), which we account for as an investment. The 2002 results include Aventis Animal Nutrition and Aventis CropScience until their divestiture, respectively in April and June 2002.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses (1) (French GAAP)

Selected Financial Data Related to Consolidated Income Statement Q3 2003

YTD 2003	YTD 2002	Total Variance %	in million €	Q3 / 2003	Q3 / 2002	Total Variance %
12,400	13,033	-4.9%	Net sales	4,259	4,234	0.6%
		6.2%	Activity variance in percentage of Net Sales (2)			8.3%
(3,229)	(3,369)		Cost of goods sold	(1,129)	(1,120)

74.0%	74.2%		Gross margin (as % of sales)	73.5%	73.6%

(3,750)	(4,251)	-12%	SG&A and other operating Inc. / Exp.	(1,219)	(1,254)	-3%
(2,111)	(2,274)	-7%	Research & Development	(718)	(736)	-2%
(147)	(17)		Restructuring	(84)	(4)

3,163	3,122	1%	Operating profit before goodwill amortization	1,109	1,120	-1%
177	170	4%	Equity in earnings of affiliated companies	75	63	20%

3,340	3,292	1%	EBITA (3)	1,184	1,182	0%

(364)	(412)		Goodwill amortization	(120)	(133)
(83)	(129)		Interest expenses	(30)	(40)
(118)	(233)		Miscellaneous non oper. inc. / and exp.	(26)	(76)

2,775	2,518	10%	Income before tax	1,008	934	8%

(972)	(927)		Tax	(353)	(343)

(30)	(28)		Minority interests	(6)	(9)
(45	(65)		Preferred remuneration	(9)	(21)

1,728	1,498	15%	Net Income	640	560	14%

788,425,066	793,252,821		Average number of outstanding shares	784,137,908	792,791,999

2.19	1.89	16%	EPS in € per share	0.82	0.71	16%

2.65	2.41	10%	EPS before goodwill amortization in € per share	0.97	0.87	11%

3,870	3,854	0%	EBITDA (4)	1,361	1,371	-1%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

(4) = Operating profit before depreciation and amortization + equity in earnings of affiliated companies

Consolidated Sales Q3 2003 (1)

Aventis Core Businesses

in million €	YTD 2003	YTD 2002	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance
Prescription drugs	11,182	11,916	-6.2%	4.5%	-10.6%
Human Vaccines	1,234	1,130	9.2%	24.4%	-15.1%
Eliminations	(17)	(14)	NS	NS	NS
Total Core Businesses	12,400	13,033	-4.9%	6.2%	-11.0%

in million €	Q3 / 2003	Q3 / 2002	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance
Prescription drugs	3,716	3,753	-1.0%	6.0%	-7.0%
Human Vaccines	551	487	13.3%	26.0%	-12.7%
Eliminations	(8)	(7)	NS	NS	NS
Total Core Businesses	4,259	4,234	0.6%	8.3%	-7.7%

(1) Not subject to a review by the auditors

(2) On a comparable basis

Percentages are calculated before rounding the data in million euros

NS :Not Significant

Aventis Core Businesses - Sales by Country Q3 2003 (1)

in million €	YTD 2003	YTD 2002	Activity variance (2)	Structure variance
United States	4,750	5,047	12.7%
France	1,601	1,723	-7.1%
Germany	792	807	-1.8%
Japan	600	670	0.8%
Italy	475	470	1.3%
United Kingdom	349	309	20.0%
Canada	291	285	11.2%
Spain	268	246	9.0%
Mexico	250	294	11.7%
Brazil	184	236	2.2%

Subtotal	9,561	10,086	6.7%
in % of total	77.1%	77.4%

Other countries	2,839	2,947	4.4%

Total Net Sales	12,400	13,033	6.2%

in million €	Q3 / 2003	Q3 / 2002	Activity variance (2)	Structure variance
United States	1,696	1,724	12.2%
France	543	551	-1.5%
Germany	263	265	-0.9%
Japan	191	212	0.8%
Italy	139	131	5.6%
United Kingdom	122	96	24.0%
Canada	103	93	11.8%
Spain	88	79	10.7%
Mexico	95	91	28.2%
Brazil	57	49	11.1%

Subtotal	3,295	3,291	8.6%
in % of total	77.4%	77.7%

Other countries	964	942	7.1%

Total Net Sales	4,259	4,234	8.3%

(1) Not subject to a review by the auditors

(2) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales Q3 2003 (1)

YTD 2003	YTD 2002	Activity variance (2)	in million €	Q3 / 2003	Q3 / 2002	Activity variance (2)

11,182	11,916	4.5%	Prescription Drugs	3,716	3,753	6.0%
6,758	6,524	17.2%	Strategic Brands	2,272	2,110	16.7%

2,587	2,556	11.4%	Thrombosis/Cardiology	875	810	14.9%
1,209	1,165	19.0%	Lovenox / Clexane	410	356	26.0%
775	669	21.9%	Delix / Tritace	271	224	24.0%

1,377	1,279	20.0%	Oncology	470	444	14.0%
1,021	917	27.0%	Taxotere	355	321	20.9%
198	180	13.2%	Campto	65	63	4.1%

1,762	2,106	-1.8%	Respiratory & Allergy	537	651	-8.0%
1,324	1,535	2.3%	Allegra / Telfast	406	485	-6.2%
210	236	4.5%	Nasacort	62	71	-3.5%

592	587	14.8%	Arthritis / Osteoporosis	206	188	17.4%
186	203	5.8%	Arava	61	67	0.2%
130	80	81.4%	Actonel (3)	49	25	102.0%

1,112	1,141	7.4%	Central Nervous System	373	365	8.1%
447	401	28.0%	Copaxone (4)	155	142	19.9%

966	1,165	-12.9%	Anti-Infectives	318	327	-1.2%
155	161	3.2%	Targocid	51	45	16.1%
157	207	-20.1%	Tavanic	47	39	18.1%
53	26	114.2%	Ketek	15	11	39.4%

1,425	1,451	10.0%	Metabolism/ Diabetes	496	470	14.2%
434	414	17.5%	Amaryl	153	135	22.6%
129	125	5.7%	Insuman	44	43	5.2%
327	205	84.6%	Lantus	129	82	76.3%

			Human Vaccines
421	384	19.8%	Pediatric combination vaccines(5)	138	137	6.7%
195	238	-6.1%	Polio vaccine(5)	67	73	-0.2%
315	269	31.1%	Influenza vaccines(5)	264	219	34.7%
161	173	0.8%	Traveler’s endemic range excluding meningitis(5)	51	58	-9.2%
79	77	17.9%	Meningitis vaccines(5)	27	37	-16.5%
155	130	34.4%	Adult Boosters(5)	59	54	19.4%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) Actonel sales as recorded by Aventis including Japan sales

(4) Alliance with Teva Pharmaceuticals Industries Inc

(5) Including 100% of these product sales recorded in Europe by Aventis Pasteur-MSD

NS : Not Significant

Prescription Drugs Strategic Products : Change in Sales Q3 2003  (U.S. / Non U.S.) (1)

YTD 2003	YTD 2002	Activity variance (2)	U.S. in million €	Q3 / 2003	Q3 / 2002	Activity variance (2)
744	765	16.6%	Lovenox / Clexane	254	227	27.3%

554	507	31.0%	Taxotere	191	176	23.4%

1,101	1,302	1.3%	Allegra / Telfast	349	428	-7.8%
165	189	4.4%	Nasacort	50	59	-4.6%

119	141	1.3%	Arava	37	46	-9.0%

317	318	19.6%	Copaxone (4)	110	111	12.5%

137	139	18.5%	Amaryl	47	46	15.2%
243	164	77.6%	Lantus	90	66	57.3%

YTD 2003	YTD 2002	Activity variance (2)	Non U.S. in million €	Q3 / 2003	Q3 / 2002	Activity variance (2)
465	400	23.6%	Lovenox / Clexane	156	130	23.8%
775	669	20.9%	Delix / Tritace	271	224	24.0%

467	410	22.0%	Taxotere	164	145	17.9%
198	180	13.2%	Campto	65	63	4.1%

224	233	7.7%	Allegra / Telfast	56	57	5.8%
45	47	5.2%	Nasacort	12	12	2.0%

67	62	16.1%	Arava	24	20	21.0%
130	80	81.4%	Actonel (3)	49	25	102.0%

129	83	60.1%	Copaxone (4)	46	32	45.9%

155	161	3.2%	Targocid	51	45	16.1%
157	207	-20.1%	Tavanic	47	39	18.1%
53	26	114.2%	Ketek	15	11	39.4%

297	275	17.0%	Amaryl	106	88	26.4%
129	125	5.7%	Insuman	44	43	5.2%
84	41	112.8%	Lantus	39	16	155.0%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) Actonel sales as recorded by Aventis including Japan sales

(4) Alliance with Teva Pharmaceuticals Industries Inc

NS : Not Significant

Aventis Non-Core Businesses (1)

Consolidated Income Statement Q3 2003 (French GAAP)

YTD 2003	YTD 2002%		in million €	Q3 / 2003	Q3 / 2002%

746	2,780	-73.2%	Net sales	254	250	1.6%

(511)	(1,530)		Cost of goods sold	(182)	(157)

31.5%	45.0%		Gross margin (as % of sales)	28.2%	37.2%

(149)	(1,147)	-87.0%	SG&A and other operating Inc. / Exp.	(47)	(53)	-12.7%
(45)	(259)	-82.5%	Research & Development	(13)	(25)	-49.9%
(1)	(17)	-94.4%	Restructuring	(0)	(2)	-77.5%

40	(173)	NS	Operating profit before goodwill amortization	12	13	NS
(116)	67	NS	Equity in earnings of affiliated companies	15	33	NS

(76)	(106)	NS	EBITA (2)	27	46	NS

(284)	563	NS	Net Income	(9)	13	NS

(1) Not subject to a review by the auditors

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

NS : Not Significant

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: October 30, 2003	By:	/s/ Dirk Oldenburg

Name : Dirk Oldenburg
Title : General Legal Counsel